Exhibit 99.1

THESE ARE AVIANCA HOLDINGS’ FIVE LARGEST CREDITORS

BOGOTÁ, Colombia, May 15, 2020 – Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) confirms that the information published on May 11 by newspaper El Tiempo, relating to the Company’s five largest creditors is accurate.

One of the motions the Company has filed in connection with the commencement of its voluntary reorganization proceedings includes a list of its five largest creditors, that includes: the name of each creditor, an estimated amount of such creditor’s claim and a description of the collateral granted, shown below:

Creditor / Address		Claim Amount	Debt Type	Description of Collateral
1	Wilmington Savings Fund Society, FSB 500 Delaware Avenue Wilmington, DE 19801 Tel: 302-888-7240 Email: phealy@wsfsbank.com	$484,419,000.00	Bonds	Aircraft residual value and certain intellectual property

2	UMB Bank, N.A. Marilee Sobieski 6550 S. Millrock Drive, Suite 150 Salt Lake City, UT 84121 Tel: 385-715-3013 Email: corptrustutah@umb.com Marilee.Sobieski@umb.com	$325,000,000.00	Long Term Debt	Credit card receivables collections Fiduciary agreement

3	Wells Fargo Bank Northwest N.A. (in its capacity as Owner Trustee) 299 South Main Street, 5th Floor Salt Lake City, UT 84111 Tel: 801-246-7142	$271,117,294.00	Aircraft Loan Agreement	(1) A319, (3) A320, (2) A321, (2) B787 aircraft

4	ING Capital LLC US David Jaquet 1133 Avenue of the Americas, 8 Fl New York, NY 10036 Tel: 646-424-6000 Email: David.Jaquet@ing.com	$123,559,193.00	ECA Aircraft Loan Agreement	One Boeing 787-900 MSN 65315

5	Banco De Bogota New York Agency (in its capacity as Agent) Attn: Gladys Gonzalez Cortes Calle 36 # 7-47 Piso 12 Bogota, Colombia Email: gonza1@bancodebogota.com	$107,250,000.00	Long Term Debt	Credit card receivables

Said document also included a list of the Company’s 40 largest unsecured creditors, all of whom have smaller claims than the ones shown above.

As described as part of our general description of reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code dated May 12, 2020, at a later stage the debtors work to negotiate and document a plan of reorganization, that will provide a comprehensive restructuring framework and govern the recovery provided to the debtors’ creditors and equity holders. Assuming certain legal standards are met, the plan of reorganization is then confirmed by the United States Bankruptcy Court for the Southern District of New York.

Additionally, we also inform that the minutes of the Board of Directors’ meeting of the Company that took place on May 10, 2020, and authorized the Company and certain of its subsidiaries and affiliates to file voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York were attached to the Company’s petition, as informed by these means on May 10, 2020.

Additional Resources

Additional resources for customers and other stakeholders, and other information on Avianca’s filings, can be accessed by visiting the Company’s Reorganization website at aviancawillkeeponflying.com. Court filings and other documents related to the Chapter 11 process in the U.S. are available on a separate website administered by Avianca’s claims agent, Kurtzman Carson Consultants, at www.kccllc.net/avianca. Information is also available by calling (866) 967-1780 (U.S./Canada) or +1 (310) 751-2680 (International), as well as by email at www.kccllc.net/avianca/inquiry.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, the Company announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Investor Relations Office

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